FINANCIAL HIGHLIGHTS

As at and for the three months ended March 31
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2009	2008	% Change

Net income (loss)	$(1,071)	$861	-
Loss attributed to participating policyholders	3	8	(63)
Net income (loss) attributed to shareholders	$(1,068)	$869	-
Preferred share dividends	(7)	(7)	-
Net income (loss) available to common shareholders	$(1,075)	$862	-

Premiums and deposits
Life and health insurance premiums	$4,278	$3,679	16
Annuity and pension premiums	2,694	1,321	104
Segregated funds deposits	8,259	9,197	(10)
Mutual fund deposits	2,096	2,812	(25)
Institutional advisory account deposits	1,181	1,696	(30)
ASO premium equivalents	669	633	6
Other fund deposits	124	136	(9)
Total premiums and deposits	$19,301	$19,474	(1)

Funds under management
General fund	$191,132	$165,661	15
Segregated funds	163,816	174,633	(6)
Institutional advisory accounts	20,798	20,848	-
Mutual funds	24,001	32,146	(25)
Other funds	5,597	6,846	(18)
Total funds under management	$405,344	$400,134	1

			% of Total	% of Total
Capital			2009	2008

Liabilities for preferred shares and qualifying capital instruments	$3,139	$3,029	9	10
Non-controlling interest in subsidiaries	222	162	1	1
Equity
Participating policyholders' equity	59	74	-	-
Shareholders' equity
Preferred shares	1,080	638	4	2
Common shares	16,177	13,972	53	49
Contributed surplus	161	148	1	1
Retained earnings (1)	11,356	14,527	38	52
Accumulated other comprehensive loss on AFS securities and translation of net foreign operations	(1,939)	(4,353)	(6)	(15)
Total capital	$30,255	$28,197	100	100

Selected key performance measures
Basic earnings (loss) per common share	$(0.67)	$0.57
Diluted earnings (loss) per common share	$(0.67)	$0.57
Return on common shareholders' equity (annualized) (2)	(16.2)%	15.1%
Book value per common share	$15.81	$16.17
Common shares outstanding (in millions)
End of period	1,611	1,497
Weighted average - basic	1,610	1,498
Weighted average - diluted	1,610	1,509

(1) Opening retained earnings at January 1, 2008 have been reduced by $229 relating to an understatement of policy liabilities and an understatement of future income tax liabilities relating primarily to periods prior to the merger with John Hancock
Financial Services, Inc. in April 2004.
(2) Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

Manulife Financial Corporation – 2009 Q1 Report

MESSAGE TO SHAREHOLDERS

On May 7th, Manulife released its financial and operating results for the first quarter of 2009.   While our underlying business continues to perform well in this very difficult economic climate, we reported a net loss of $1,068 million.

Earnings were impacted by continuing declines across global equity markets, which caused Manulife to take a significant accounting charge to strengthen variable annuity and segregated fund guarantee reserves. We also took charges related to declines in commercial real estate values, other-than-temporarily-impaired equities and credit impairments and downgrades. Despite the very long-term nature of our obligations and holdings, we value our assets and liabilities at the end of each quarter and any corresponding changes are reflected in our earnings accordingly.

As a result of proactive measures we had previously taken, we ended the quarter with a very comfortable Minimum Continuing Capital and Surplus Requirements (MCCSR) ratio of 228 per cent, up from 198 per cent at the same time last year. MCCSR is a measure used by regulators and insurers to gauge capital adequacy, and our current ratio is well above our historical target range. Our capital position is strong, and given the volatility of markets and uncertainty in the general economy, we intend to maintain, and strengthen if required, our capital levels until markets stabilize.

In light of continued equity market volatility and sensitivity, the Company conducted a strategic review of its segregated fund product portfolio and started implementing changes to its product offerings in the quarter.  In the U.S., fees were increased, deferral bonuses were reduced, additional features were withdrawn, and equity exposure was reduced in several key funds.  In Canada, the hedging program for new segregated fund business was successfully implemented at the end of March, and $1.5 billion of in-force business was hedged.  New business in North America is now hedged on an ongoing basis.

There are many positive signs from the quarter that demonstrate our continued strength and stability. For example, we continue to see impressive insurance growth in Asia, with an overall sales increase of 16 per cent, and Canada Group Benefits also reported strong sales in their large case accounts. On the wealth management side, we’re seeing a growing appetite for fixed products in the U.S. and Canada as investors seek fixed return products from top rated firms. For example, our Canadian fixed product sales were up 277 per cent in the quarter, and the corresponding U.S. sales figure was up 91 per cent. In addition, group pension sales in Canada were also up 320 per cent year-over-year.

OPERATING HIGHLIGHTS

Corporate

•	During the quarter, the Company issued $450 million of new Series 4 non-cumulative 5-year rate reset preferred shares with a 6.6 per cent fixed yield for the initial 5-year period.

•
The Board of Directors approved a quarterly shareholders’ dividend of $0.26 per share on the common shares of the Company, payable on and after June 19, 2009 to shareholders of record at the close of business on May 20, 2009.

•
The Company enhanced its Canadian Dividend Reinvestment and Share Purchase Plan and also implemented a new U.S. Plan.   The Plans allow the Company to issue the shares on the open market or from treasury, and to offer a discount from the average market price for shares issued from treasury.

Manulife Financial Corporation – 2009 Q1 Report

Insurance

•
Insurance sales for the quarter were down 11 per cent from prior year levels, reflecting the industry wide impact of unsettled markets, as growth in Japan and Canada Group Benefits was more than offset by declines in the U.S.

•
In the U.S., John Hancock ranked #1 in individual insurance sales over the last three years and ranked #1 in long-term care sales for the second consecutive year in 2008. Consistent with industry trends, life sales were down 43 per cent in the quarter while long-term care sales declined by 22 per cent.  Lower universal life and retail long-term care sales were a result of consumers delaying financial planning decisions in light of the economic downturn, but overall premiums were consistent with prior year levels reflecting in-force business growth.

•
In Canada, overall growth resulted from group benefits sales increasing 27 per cent, which more than offset a seven per cent decline in individual life sales versus prior year levels.  Group sales were primarily driven by growth in large case accounts while expanded distribution initiatives also resulted in growth in small case sales.

•
In Asia, overall sales were 14 per cent higher than in 2008 as strong sales growth in Japan and other Asia territories more than offset lower sales in Hong Kong.  Japan sales in the quarter were 45 per cent higher than in the prior year, driven by the continued success of its new insurance offerings.   China, Indonesia and Singapore contributed to sales growth of seven per cent resulting from a growing distribution platform in China, a shift from wealth to insurance products in Indonesia and new product offerings in Singapore.

Wealth Management

•
Wealth sales for the quarter were down 17 per cent from prior year levels, as strong growth in fixed products in the U.S. and Canada was more than offset by declines in variable products across all geographies.

•
In the U.S., Fixed Products sales increased by 91 per cent over first quarter 2008 levels, as equity market volatility and credit concerns prompted investors to exit equity markets and seek fixed return products from top rated firms. These increases were more than offset by decreased volumes in Wealth Asset Management and Variable Annuities.  Consistent with overall industry trends, decreases were driven by continued volatile equity markets and economic uncertainty.

•
In Canada, wealth sales were up 20 per cent from prior year levels, as increases in fixed product and group sales more than offset declines in both segregated fund and mutual fund sales.  Group sales increased by over 300 per cent due to higher volumes of large case defined contribution and ESOP sales.  Bank loan volumes also rose and were seven per cent higher than in the first quarter of 2008, driven by increased distribution and increased activity from Manulife Securities advisors.

•
In Asia, overall sales were 27 per cent lower than in 2008 as lower volumes in Hong Kong and Japan more than offset increases in the other Asia territories.  Despite the continued market turmoil, product innovation and distribution expansion initiatives continue, and a new fund was launched in Indonesia as well as additional products being sold through partner banks in Japan.

Manulife Financial Corporation – 2009 Q1 Report

As many of you know, after 15 years as serving as President and CEO, Dominic D’Alessandro retired on May 7th and I am privileged to have been chosen as the new President and Chief Executive Officer.

I would like to take the opportunity to recognize Dominic’s remarkable accomplishments as CEO.  Dominic has been an extraordinary inspiration, and his vision and brilliant leadership over the past 15 years have helped transform Manulife into the global force it is today. I am honoured to be following in his footsteps as CEO of Manulife.

I look forward to leading this great company to further achieve our goals.  We are in the business of making promises for future delivery, and we will continue to demonstrate that Manulife is reliable, strong and trustworthy, and that we will be there for customers when they need us. Short-term challenges are to be expected in economic times such as these, but I remain very optimistic about Manulife’s future and have no doubt about our long-term prospects for growth and success.

Donald A. Guloien
President and Chief Executive Officer

Manulife Financial Corporation – 2009 Q1 Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS

(unaudited)

	Quarterly Results
	1Q09	4Q08	1Q08
Shareholders’ Net Income (Loss) (C$ millions)	(1,068)	(1,870)	869
Diluted Earnings (Loss) per Common Share (C$)	(0.67)	(1.24)	0.57
Return on Common Shareholders’ Equity (%, annualized)	(16.2)	(28.6)	15.1
Premiums & Deposits (C$ millions)	19,301	19,493	19,474
Funds under Management (C$ billions)	405.3	404.5	400.1
Capital (C$ billions)	30.3	30.9	28.2

Net Income (Loss)

The Company reported a first quarter net loss in the shareholders’ account of $1,068 million as a result of charges for the continued declines in the global equity markets ($1,401 million), unrealized losses on our alternative asset classes ($277 million) and credit related impairments and downgrades ($193 million).   Shareholders’ net income in the first quarter of 2008 was $869 million and included losses related to equity markets of $265 million and strong investment gains.

Continued equity market declines, particularly in the first two months of the quarter, resulted in charges of $1,401 million, consisting of $1,146 million for variable product guarantees, $128 million of other than temporary impairments on equity positions in the Corporate and Other segment, $63 million on equity investments supporting non-experience adjusted policy liabilities and $64 million relating to reduced capitalized future fee income on variable universal life products and other fee income.   In addition, because of the market decline over the last 12 months fee income has fallen, even after taking into consideration net new deposits, by approximately $108 million.  The economic downturn has also had an adverse effect on both the fair value of our commercial real estate and private equities, and on credit quality of our fixed income portfolio.  The decline in fair values resulted in a $277 million strengthening of actuarial liabilities.  Credit impairments in the quarter were $121 million and actuarial liabilities were strengthened by $72 million as a result of credit downgrades on our fixed income portfolio.

In addition to the above market related items, there were two largely offsetting items, both primarily related to the Japan Variable Annuity business:  a charge of $268 million related to changes in actuarial methods and assumptions and a tax gain of $208 million.

Diluted Earnings (Loss) per Share and Return on Common Shareholders’ Equity

The first quarter loss equates to a loss per common share of $0.67, and a negative return on common shareholders’ equity of 16.2 per cent, compared to income per common share of $0.57 and a positive return on shareholders’ equity of 15.1 per cent for the three months ended March 31, 2008.  Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income (Loss) on available-for-sale securities and cash flow hedges. (See page 9 for discussion of non-GAAP measures).

Premiums and Deposits

Premiums and deposits amounted to $19.3 billion in the first quarter of 2009, compared to $19.5 billion for the same period last year.  Premiums increased by 20 per cent on a constant currency basis as a result of strong sales of fixed return products in both Canada and the U.S. and in-force insurance business growth.  Deposits decreased by 28 per cent on a constant currency basis as a result of lower variable annuity, mutual fund and institutional client deposits.

Funds under Management

Total funds under management as at March 31, 2009 were $405.3 billion, up from $400.1 billion at March 31 last year.  Increases of $57.4 billion due to currency and $21.8 billion from positive policyholder cash flows were almost entirely offset by the market value declines.

Manulife Financial Corporation – 2009 Q1 Report

Capital

Total capital was $30.3 billion as at March 31, 2009, $2.1 billion higher than $28.2 billion as at March 31, 2008.  Capital increased by $2,275 million from the issuance of common shares in the fourth quarter of 2008 and $450 million from the issuance of preference shares in the current quarter and $3,941 million from a weakening Canadian dollar.  These increases were partially offset by $4,469 million due to net losses of $1,435 million, unrealized losses on available-for-sale assets of $1,227 million, share buybacks in the second and third quarters of last year of $223 million and $1,584 million of shareholder dividends over the last twelve months.

Our capital management policy and related procedures are outlined on pages 34 to 36 of our 2008 Annual Report.  We monitor and manage our consolidated capital in compliance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline A2 - Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Consolidated available capital is measured against the risk capital metric contained in the guideline and against internally established risk capital metrics which are generally more stringent than OSFI requirements.  Regulatory capital adequacy is primarily managed at the insurance operating company level (The Manufacturers Life Insurance Company (“MLI”) and John Hancock Life Insurance Company (“JHLICO”)), rather than at the level of the ultimate holding company.

MLI’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of 228 per cent as at March 31, 2009 has increased by 30 points from 198 per cent as at March 31, 2008.  The increase in the ratio over the last twelve months resulting from capital injections from MFC’s capital raising activities and from MLI’s new group benefits reinsurance treaty more than offset the impact of segregated fund guarantees on both earnings and capital   JHLICO’s capital is published annually, and ended the year with a Risk Based Capital Ratio of 405 per cent.

PERFORMANCE BY DIVISION

The economic downturn and volatile markets resulted in losses in all divisions except Reinsurance Division and Asia and Japan Division.  The positive results in Asia and Japan resulted primarily from the tax gain discussed above.  The reported impact of charges for segregated fund guarantees, unrealized investment losses on alternative assets, provisions for credit impairment and additions to actuarial liabilities for downgrades overshadowed other business related results.

U.S. Insurance

	Quarterly Results
Canadian dollars	1Q09	4Q08	1Q08
Shareholders’ Net Income (Loss) (millions)	(92)	36	209
Premiums & Deposits (millions)	1,893	2,106	1,554
Funds under Management (billions)	71.0	70.3	58.7

U.S. dollars
Shareholders’ Net Income (Loss) (millions)	(74)	30	208
Premiums & Deposits (millions)	1,520	1,739	1,548
Funds under Management (billions)	56.3	57.4	57.1

U.S. Insurance recorded a loss of US$74 million for the first quarter of 2009, compared with earnings of US$208 million reported a year earlier.  The change was primarily driven by unfavourable investment results.

Premiums and deposits were US$1.5 billion, down two per cent from the first quarter of 2008 due to lower sales partially offset by in-force premium growth.

Funds under management as at March 31, 2009 were US$56.3 billion, down one per cent from a year ago, as business growth was offset by a decrease in the market value of the variable life segregated funds assets.

Manulife Financial Corporation – 2009 Q1 Report

U.S. Wealth Management
	Quarterly Results
Canadian dollars	1Q09	4Q08	1Q08
Shareholders’ Net Income (Loss) (millions)	(629)	(1,314)	149
Premiums & Deposits (millions)	8,660	9,217	9,180
Funds under Management (billions)	164.1	163.9	173.8

U.S. dollars
Shareholders’ Net Income (Loss) (millions)	(505)	(1,085)	148
Premiums & Deposits (millions)	6,952	7,606	9,142
Funds under Management (billions)	130.2	133.9	169.1

U.S. Wealth Management recorded a loss of US$505 million for the first quarter of 2009, compared with earnings of US$148 million reported a year earlier.  Earnings decreased due to strengthened segregated fund guarantee reserves, reduced fee income on lower funds under management and unfavourable investment results. Tax benefits of US$32 million were recognized in the quarter as a result of the successful outcome of certain tax appeals.

Premiums and deposits were US$7.0 billion, down 24 per cent from US$9.1 billion in the first quarter of 2008.   Lower sales in John Hancock Variable Annuities and John Hancock Wealth Asset Management due to the economic and equity market downturn were partially offset by an increase in John Hancock Fixed Products sales.

Funds under management were US$130.2 billion, down 23 per cent from US$169.1 billion at March 31, 2008, due to the cumulative effect of unfavourable equity markets and also to US$3.1 billion of scheduled maturities in Fixed Products over the last twelve months. These declines were partially offset by net policyholder cash inflows of US$7.1 billion in Variable Annuities and Wealth Asset Management.

Canadian Division

	Quarterly Results
Canadian dollars	1Q09	4Q08	1Q08
Shareholders’ Net Income (Loss) (millions)	(88)	(13)	254
Premiums & Deposits (millions)	4,430	4,505	3,990
Funds under Management (billions)	83.8	82.3	85.8

Canadian Division recorded a loss of $88 million for the first quarter of 2009 compared to earnings of $254 million reported a year earlier. The loss was driven by the impact of equity market deterioration on segregated fund guarantee reserves and unfavourable investment results.  Claims experience, due to higher mortality in all insurance businesses, was less favourable than in 2008, offsetting gains from business growth.

Premiums and deposits for the quarter were $4.4 billion, up 11 per cent from $4.0 billion in the first quarter of 2008.   General fund premiums rose by over 30 per cent, driven by sales of fixed rate wealth management products as consumers sought the safety of fixed returns in light of continuing market volatility, and growth in the insurance businesses.  Variable product deposits declined by five per cent as strong sales in Group Savings and Retirement Solutions were more than offset by lower sales of retail segregated and mutual fund products.

Funds under management decreased by two per cent, or $2.0 billion, to $83.8 billion as at March 31, 2009. The impact of equity market declines over the past twelve months outweighed the increase from positive net sales and a 30 per cent rise in Manulife Bank’s invested assets as a result of continued strong growth in Manulife One mortgage lending assets.

Manulife Financial Corporation – 2009 Q1 Report

Asia and Japan Division
	Quarterly Results
Canadian dollars	1Q09	4Q08	1Q08
Shareholders’ Net Income (Loss) (millions)	146	(440)	186
Premiums & Deposits (millions)	2,846	2,320	2,670
Funds under Management (billions)	53.6	50.0	44.6

U.S. dollars
Shareholders’ Net Income (Loss) (millions)	118	(363)	186
Premiums & Deposits (millions)	2,286	1,913	2,658
Funds under Management (billions)	42.5	40.8	43.4

Asia and Japan Division’s shareholders’ net income for the first quarter of 2009 was US$118 million, compared to US$186 million a year earlier. Higher segregated fund guarantee costs in Japan and lower fee income from our wealth management businesses were somewhat offset by a tax gain related to variable annuities.

Premiums and deposits for the quarter were US$2.3 billion, down 14 per cent from US$2.7 billion in the first quarter of 2008. Lower variable annuity deposits in Japan were partially offset by a four per cent growth in insurance premiums from in-force business growth and new product launches and by additional mutual fund sales from our newly acquired asset management company in Taiwan.

Funds under management declined by two per cent, or US$0.9 billion, to US$42.5 billion as at March 31, 2009.  Net policyholder cash inflows of US$5.0 billion and the funds assumed through our newly acquired asset management company in Taiwan were more than offset by the negative impact of declining equity markets in the past twelve months.

Reinsurance Division

	Quarterly Results
Canadian dollars	1Q09	4Q08	1Q08
Shareholders’ Net Income (Loss) (millions)	59	(14)	73
Premiums (millions)	285	273	259

U.S. dollars
Shareholders’ Net Income (Loss) (millions)	48	(11)	73
Premiums (millions)	229	225	258

Reinsurance Division’s net income for the first quarter of 2009 was US$48 million, down US$25 million from US$73 million reported a year earlier.  This decline was primarily due to unfavourable investment results and the non recurrence of a gain from the update in premium accrual estimates in 2008.  These decreases were partially offset by improved Life Reinsurance claims experience.  This quarter’s results were also dampened by an increase in segregated fund guarantee reserves.

Premiums for the quarter were US$229 million, down 11 per cent from US$258 million reported in the first quarter of 2008.  The decline was largely due to the impact of the weakened Euro against the U.S. dollar on International Group Program premiums as well as lower volumes.  Life Reinsurance premiums, excluding the previous year’s adjustment mentioned above, have increased due to the aging of the block.

Corporate and Other

	Quarterly Results
Canadian dollars	1Q09	4Q08	1Q08
Shareholders’ Net Loss (millions)	(464)	(125)	(2)
Funds under Management (billions)	30.1	35.0	34.7

Manulife Financial Corporation – 2009 Q1 Report

Corporate and Other is comprised of the earnings on excess residual capital (assets backing capital, net of amount allocated to operating divisions), changes in actuarial methods and assumptions, Investment Division’s external asset management business and the John Hancock Accident and Health operation, which consists primarily of contracts in dispute, and other non-operating items.

Corporate and Other recorded a loss of $464 million for the first quarter of 2009, compared to a loss of $2 million reported a year earlier.  The current quarter included a charge of $268 million for changes in actuarial methods and assumptions and other than temporary equity impairments of $128 million.  The first quarter of 2008 included $72 million of realized gains on equity securities.

Funds under management declined by 13 per cent, or $4.6 billion, to $30.1 billion at March 31, 2009.  This decrease is largely due to market value declines in both the equity and bond portfolios, higher assets allocated the operating divisions and dividends paid to shareholders, partially offset by the strengthening U.S. dollar and funds received from the five year term loan and share capital issuance in the past twelve months.

Contingencies

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. We continue to believe that deductions originally claimed in relation to these arrangements are appropriate. Although not expected to occur, should the tax attributes of our leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated US$323 million as at March 31, 2009.

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include return on common shareholders’ equity, premiums and deposits and funds under management. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers.

Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) on available-for-sale securities and cash flow hedges.

Risk Management

Our risk management practices and key risk factors are outlined on pages 24 to 33 of our 2008 Annual Report. The risk factors affecting the Company remain substantially unchanged and our associated risk profile continues to be in compliance with the risk management policies approved by the Audit and Risk Management Committee of the Board of Directors.

Transactions with Related Parties

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are variable interest entities (“VIEs”).  Note 18 of the annual consolidated financial statements on pages 89 to 91 of our 2008 Annual Report describes the entities with which the Company has significant relationships. There were no significant changes to these relationships during the three months ended March 31, 2009.

Accounting Policies

Our significant accounting policies are described in note 1 of the annual consolidated financial statements on pages 58 to 61 of our 2008 Annual Report. Certain of these policies are recognized as critical as they determine the accounting in core areas of the business, require the use of estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. Significant estimation processes relate to the determination of policy liabilities, evaluation of invested asset impairment, assessment of variable interest entities, determination of pension and other post-employment obligations and expenses, income taxes and impairment testing of goodwill and intangible assets as described in pages 37 to 43 of our 2008 Annual Report. In addition, in the determination of the fair values of financial instruments, where observable market data is not available, management applies judgment in the selection of valuation models.

Manulife Financial Corporation – 2009 Q1 Report

Accounting Adjustment
During the quarter, the Company identified errors originating primarily from periods prior to our purchase of John Hancock.  The result of these errors included an understatement of policy liabilities of $182 million, approximately half of which should have been recorded at the April 2004 purchase date and the other half should have been recorded subsequently.  In addition, there was a net understatement of future income tax liabilities of $47 million, which includes amounts relating mostly to periods prior to acquisition partially offset by the future taxes related to the amounts described above. Because these errors are not material to the financial statements for prior years, but correcting them in the current quarter would have materially distorted the current quarter’s results, the Company has restated, by reducing opening retained earnings as at January 1, 2007 by $229 million.

Accounting Changes

There have not been any significant changes to our accounting policies in 2009.

Future Change in Accounting Policy - Transition to International Financial Reporting Standards (“IFRS”)

On February 13, 2008 the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises in Canada will be required to adopt IFRS as a replacement of Canadian GAAP for periods beginning on or after January 1, 2011.  The Company will adopt IFRS in its quarterly and annual reports starting with the first quarter of 2011 and will provide corresponding comparative financial information for 2010.

The Company is progressing in its IFRS implementation efforts and continues to evaluate the financial statement impact of the differences between Canadian GAAP and IFRS. The Company is currently assessing the first time adoption and transitional options, in order to select the most appropriate accounting policies under IFRS. Until this process is complete, the full impact of adopting IFRS on the Company’s future financial position and future results cannot be reasonably determined.  No IFRS accounting policy decisions or elections have been finalized to date.

The international financial reporting standard that addresses the measurement of insurance contracts is currently being developed and will not be in place by January 1, 2011.  Therefore, upon initial adoption of IFRS the Company will continue to measure insurance liabilities using the Canadian Asset Liability Method (“CALM”).   Under CALM, the measurement of actuarial liabilities is based on the carrying value of assets required to support those liabilities.  Consistent with the results of the adoption of CICA Handbook Section 3855, when IFRS is adopted any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in reserves and therefore is not expected to have a material impact on net income.

Changes in Internal Control over Financial Reporting

During the three months ended March 31, 2009, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Manulife Financial Corporation – 2009 Q1 Report

Quarterly Financial Information (unaudited)
The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended (Canadian $ in millions, except per share amounts)	Mar. 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	Mar. 31, 2008	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007
Revenue
Premium income
Life and health insurance	$4,278	$4,460	$4,017	$3,865	$3,679	$3,795	$3,637	$3,692
Annuities and pensions	2,694	2,562	1,841	1,507	1,321	1,504	1,245	1,140
Total premium income	$6,972	$7,022	$5,858	$5,372	$5,000	$5,299	$4,882	$4,832
Investment income	1,837	1,786	1,750	2,230	2,328	2,412	2,283	2,408
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes (1)	(2,103)	1,519	(3,150)	(1,462)	(703)	1,163	834	(1,308)
Other revenue	1,293	1,323	1,369	1,418	1,343	1,404	1,371	1,367
Total revenue	$7,999	$11,650	$5,827	$7,558	$7,968	$10,278	$9,370	$7,299
Income (loss) before income taxes	$(2,127)	$(2,596)	$677	$1,345	$1,151	$1,358	$1,466	$1,440
Income taxes	1,056	727	(170)	(347)	(290)	(284)	(397)	(341)
Net income (loss)	$(1,071)	$(1,869)	$507	$998	$861	$1,074	$1,069	$1,099
Net income (loss) available to shareholders	$(1,068)	$(1,870)	$510	$1,008	$869	$1,144	$1,070	$1,102

Basic earnings (loss) per common share	$(0.67)	$(1.24)	$0.34	$0.67	$0.57	$0.76	$0.70	$0.72
Diluted earnings (loss) per common share	$(0.67)	$(1.24)	$0.33	$0.66	$0.57	$0.75	$0.70	$0.71
Segregated funds deposits	$8,259	$8,847	$7,689	$8,472	$9,197	$9,043	$8,888	$8,545
Total assets – general fund	$214,055	$211,025	$181,914	$180,071	$182,153	$176,458	$175,232	$179,307
Segregated funds net assets	$164,464	$165,380	$166,098	$176,395	$175,248	$175,544	$175,094	$177,509

Weighted average common shares (in millions)	1,610	1,519	1,492	1,497	1,498	1,502	1,511	1,532
Diluted weighted average common shares (in millions)	1,610	1,519	1,503	1,508	1,509	1,515	1,525	1,546
Dividends per common share	$0.26	$0.26	$0.26	$0.24	$0.24	$0.24	$0.22	$0.22
CDN$ to $1US – Balance Sheet	1.2602	1.2246	1.0599	1.0186	1.0279	0.9881	0.9963	1.0634
CDN$ to $1US – Statement of Operations	1.2456	1.2118	1.0411	1.0101	1.0042	0.9810	1.0455	1.0975

(1)
For fixed income assets supporting policy liabilities and for equities supporting pass through products, the impact of realized and unrealized (losses) gains on the assets is largely offset in the change in actuarial liabilities.

Quarterly Dividend

Our Board of Directors approved a quarterly shareholders’ dividend of $0.26 per share on the common shares of MFC, payable on or after June 19, 2009 to shareholders of record at the close of business on May 20, 2009.

Manulife Financial Corporation – 2009 Q1 Report

The Board also declared dividends on the following Non-cumulative Class A Shares, payable on or after June 19, 2009 to shareholders of record at the close of business on May 20, 2009.

•	Series 1 – $0.25625 per share
•	Series 2 – $0.29063 per share
•	Series 3 – $0.28125 per share
•	Series 4 – $0.4837 per share

Outstanding Shares

As at May 11, 2009, MFC had 1,611 million common shares and 14 million Class A Shares, Series 1 outstanding.  On or after December 19, 2015, the Class A Shares, Series 1 will be convertible at the option of the holder into MFC common shares, the amount of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim summary consolidated financial statements of the Company as at and for the three months ended March 31, 2009 and 2008 and the MD&A  and audited consolidated financial statements contained in Manulife’s 2008 Annual Report.  This MD&A is dated May 11, 2009.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “continue” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance of equity markets, interest rate fluctuations, currency rates, investment losses and defaults, movements in credit spreads, market liquidity and creditworthiness of guarantors and counterparties); Company liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; level of competition and consolidation; changes in laws and regulations; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; accuracy of accounting policies and actuarial methods used by the Company; the ability to maintain the Company’s reputation; the ability to implement effective hedging strategies; legal and regulatory proceedings; the ability to adapt products and services to the changing market; the ability to attract and retain key executives; the ability to complete acquisitions including the availability of equity and debt financing for this purpose; the ability to execute strategic plans; the disruption of or changes to key elements of the Company’s or public infrastructure systems; and environmental concerns. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

Manulife Financial Corporation – 2009 Q1 Report

Consolidated Balance Sheets

As at	March 31,	December 31,	March 31,
(Canadian $ in millions, unaudited)	2009 (1)	2008 (1)	2008 (1)
Assets
Invested assets (note 3)
Cash and short-term securities	$18,062	$17,269	$11,512
Securities
Bonds	84,295	83,148	75,213
Stocks	7,946	8,240	11,236
Loans
Mortgages	31,795	30,963	27,165
Private placements	26,235	25,705	22,123
Policy loans	7,746	7,533	6,129
Bank loans	2,439	2,384	2,238
Real estate	6,491	6,345	5,248
Other investments	6,123	5,914	4,797
Total invested assets	$191,132	$187,501	$165,661
Other assets
Accrued investment income	$1,792	$1,760	$1,509
Outstanding premiums	751	799	686
Goodwill	8,055	7,929	6,946
Intangible assets	2,160	2,115	1,841
Derivatives (note 4)	6,590	7,883	2,809
Miscellaneous	3,575	3,038	2,701
Total other assets	$22,923	$23,524	$16,492
Total assets	$214,055	$211,025	$182,153
Segregated funds net assets	$164,464	$165,380	$175,248

Liabilities and Equity
Policy liabilities	$150,162	$146,241	$128,092
Deferred realized net gains	120	127	112
Bank deposits	13,481	12,210	10,578
Consumer notes	1,642	1,876	2,038
Long-term debt	3,602	3,689	1,836
Future income tax liability, net	1,413	2,016	2,630
Derivatives (note 4)	5,657	6,389	2,671
Other liabilities	7,461	7,360	6,085
	$183,538	$179,908	$154,042
Liabilities for preferred shares and capital instruments	3,683	3,674	3,029
Non-controlling interest in subsidiaries	222	217	162
Equity
Participating policyholders' equity	59	62	74
Shareholders' equity
Preferred shares (note 7)	1,080	638	638
Common shares (note 7)	16,177	16,157	13,972
Contributed surplus	161	160	148
Retained earnings	11,356	12,850	14,527
Accumulated other comprehensive income (loss)
on available-for-sale securities	(634)	(529)	893
on cash flow hedges	(282)	(317)	(86)
on translation of net foreign operations	(1,305)	(1,795)	(5,246)
Total equity	$26,612	$27,226	$24,920
Total liabilities and equity	$214,055	$211,025	$182,153
Segregated funds net liabilities	$164,464	$165,380	$175,248

(1) Opening retained earnings as at January 1, 2008 have been restated.  Refer to note 1.

The accompanying notes are an integral part of these consolidated financial statements.

Donald A. Guloien                                                                                     Gail Cook-Bennett
President and Chief Executive Officer                                                   Chair of the Board of Directors

Manulife Financial Corporation – 2009 Q1 Report

Consolidated Statements of Operations

For the three months ended March 31,
(Canadian $ in millions except per share amounts, unaudited)	2009	2008
Revenue
Premium income	$6,972	$5,000
Investment income
Investment income	1,837	2,328
Realized and unrealized losses on assets supporting policy liabilities and consumer notes (note 3)	(2,103)	(703)
Other revenue	1,293	1,343
Total revenue	$7,999	$7,968

Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,835	$1,520
Maturity and surrender benefits	2,591	1,844
Annuity payments	882	758
Policyholder dividends and experience rating refunds	420	342
Net transfers to segregated funds	636	358
Change in actuarial liabilities (note 5)	1,329	(506)
General expenses	924	864
Investment expenses	232	231
Commissions	978	1,031
Interest expense	218	305
Premium taxes	73	68
Non-controlling interest in subsidiaries	8	2
Total policy benefits and expenses	$10,126	$6,817

Income (loss) before income taxes	$(2,127)	$1,151
Income taxes	1,056	(290)
Net income (loss)	$(1,071)	$861

Loss attributed to participating policyholders	$3	$8

Net income (loss) attributed to shareholders	$(1,068)	$869
Preferred share dividends	(7)	(7)
Net income (loss) available to common shareholders	$(1,075)	$862

Weighted average number of common shares
outstanding (in millions)	1,610	1,498
Weighted average number of diluted common shares
outstanding (in millions)	1,610	1,509

Basic earnings (loss) per common share	$(0.67)	$0.57
Diluted earnings (loss) per common share	$(0.67)	$0.57
Dividends per common share	$0.26	$0.24

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2009 Q1 Report

Consolidated Statements of Equity

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2009 (1)	2008 (1)
Participating policyholders' equity
Balance, January 1	$62	$82
Loss for the period	(3)	(8)
Balance, March 31	$59	$74

Preferred shares
Balance, January 1	$638	$638
Issued during the period (note 7)	450	-
Issuance costs, net of tax	(8)	-
Balance, March 31	$1,080	$638

Common shares
Balance, January 1	$16,157	$14,000
Issued on exercise of stock options and deferred share units (note 7)	20	17
Purchase and cancellation (note 7)	-	(45)
Balance, March 31	$16,177	$13,972

Contributed surplus
Balance, January 1	$160	$140
Exercise of stock options	(3)	(3)
Stock option expense	6	10
Tax benefit of stock options exercised	(2)	1
Balance, March 31	$161	$148

Shareholders' retained earnings
Balance, January 1	$12,850	$14,159
Net income (loss) attributed to shareholders	(1,068)	869
Preferred share dividends	(7)	(7)
Common share dividends	(419)	(359)
Purchase and cancellation of common shares (note 7)	-	(135)
Balance, March 31	$11,356	$14,527

Accumulated other comprehensive (loss) income ("AOCI")
Balance, January 1	$(2,641)	$(4,913)
Other comprehensive income	420	474
Balance, March 31	$(2,221)	$(4,439)

Total of shareholders' retained earnings and AOCI, March 31	$9,135	$10,088

Total equity, March 31	$26,612	$24,920

(1) Opening retained earnings as at January 1, 2008 have been restated.  Refer to note 1.

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2009 Q1 Report

Consolidated Statements of Comprehensive Income (Loss)

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2009	2008

Net income (loss) attributed to shareholders	$(1,068)	$869
Other comprehensive income (loss), net of taxes
Change in unrealized gains/losses on available-for-sale financial securities
Unrealized losses arising during the period	$(280)	$(361)
Reclassification of realized losses (gains) and impairments (recoveries) to net income	174	(73)

Changes in unrealized gains/losses on derivative investments designated as cash flow hedges
Unrealized gains (losses) arising during the period	35	(50)
Reclassification of realized gains/losses to net income	-	-

Change in unrealized currency translation gains (losses) of self-sustaining operations
On translating financial statements	631	1,024
On hedges	(140)	(66)
Total other comprehensive income	$420	$474
Total comprehensive income (loss) attributed to shareholders	$(648)	$1,343

Income taxes included in components of Other Comprehensive Income

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2009	2008
Income tax (recovery) expense
Change in unrealized gains/losses on available-for-sale financial securities
Income tax (recovery) expense from unrealized gains/losses arising during the period	$(72)	$(133)
Income tax recovery (expense) related to reclassification of realized gains/losses and impairments/recoveries to net income	59	(5)

Changes in unrealized gains/losses on derivative investments designated as cash flow hedges
Income tax (recovery) expense from unrealized gains/losses arising during the period	46	(25)
Income tax recovery (expense) related to reclassification of realized gains/losses to net income	-	-

Change in unrealized currency translation gains/losses of self-sustaining operations
Income tax (recovery) expense on hedges	(57)	(33)
Total income tax recovery	$(24)	$(196)
The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2009 Q1 Report

Consolidated Statements of Cash Flows

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2009	2008
Operating activities
Net income (loss)	$(1,071)	$861
Adjustments for non-cash items in net income:
Increase (decrease) in actuarial liabilities, excluding
John Hancock Fixed Products institutional products	2,526	(59)
Amortization of deferred net realized gains and move to market
adjustments on real estate investments	(45)	(61)
Accretion of discount	(93)	(79)
Other amortization	83	65
Net realized and unrealized losses, including impairments	2,563	675
Change in fair value of consumer notes	(11)	38
Future income taxes	(1,065)	149
Stock option expense	6	10
Non-controlling interest in subsidiaries	8	2
Net income adjusted for non-cash items	$2,901	$1,601
Changes in policy related and operating receivables and payables	(378)	(957)
Cash provided by operating activities	$2,523	$644
Investing activities
Purchases and mortgage advances	$(9,562)	$(11,168)
Disposals and repayments	7,471	9,515
Amortization of premium	143	130
Changes in investment broker net receivables and payables	1,178	116
Cash used in investing activities	$(770)	$(1,407)
Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$(1,081)	$(50)
Repayment of long-term debt	(95)	(3)
Net redemptions in John Hancock Fixed Products institutional products	(1,197)	(447)
Bank deposits, net	1,260	555
Consumer notes matured	(296)	(198)
Shareholder dividends	(426)	(366)
Funds repaid, net	(50)	(15)
Purchase and cancellation of common shares	-	(180)
Common shares issued on exercise of stock options and related taxes, net	15	15
Preferred shares issued, net	442	-
Cash used in financing activities	$(1,428)	$(689)
Cash and short-term securities
Increase (decrease) during the period	$325	$(1,452)
Currency impact on cash and short-term securities	264	407
Balance, beginning of period	16,790	11,866
Balance, March 31	$17,379	$10,821

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$17,269	$12,354
Net payments in transit, included in other liabilities	(479)	(488)
Net cash and short-term securities, beginning of period	$16,790	$11,866
End of period
Gross cash and short-term securities	$18,062	$11,512
Net payments in transit, included in other liabilities	(683)	(691)
Net cash and short-term securities, March 31	$17,379	$10,821

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2009 Q1 Report

Segregated Funds
Consolidated Statements of Net Assets

As at	March 31,	December 31,	March 31,
(Canadian $ in millions, unaudited)	2009	2008	2008
Investments, at market value
Cash and short-term securities	$5,188	$5,172	$3,548
Bonds	11,402	10,861	9,698
Stocks and mutual funds	143,930	145,422	159,182
Other investments	4,756	4,773	4,148
Accrued investment income	85	90	117
Other liabilities, net	(897)	(938)	(1,445)
Total segregated funds net assets	$164,464	$165,380	$175,248

Composition of segregated funds net assets:
Held by policyholders	$163,816	$164,755	$174,633
Held by the Company	284	272	271
Held by other contract holders	364	353	344
Total segregated funds net assets	$164,464	$165,380	$175,248

Segregated Funds
Consolidated Statements of Changes in Net Assets

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2009	2008
Additions
Deposits from policyholders	$8,259	$9,197
Interest and dividends	923	863
Net transfers from general fund	636	358
Currency revaluation	2,567	7,051
Total additions	$12,385	$17,469

Deductions
Payments to policyholders	$4,399	$4,842
Net realized and unrealized investment losses	8,201	12,290
Management and administrative fees	701	633
Total deductions	$13,301	$17,765

Net deductions for the period	$(916)	$(296)
Segregated funds net assets, beginning of period	165,380	175,544
Segregated funds net assets, March 31	$164,464	$175,248

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2009 Q1 Report

Notes to the Summary Consolidated Financial Statements
(Canadian $ in millions unless otherwise stated, unaudited)

N O T E 1                                Basis of Presentation

These Summary Consolidated Financial Statements of Manulife Financial Corporation (“MFC”) and its subsidiaries (collectively with MFC, the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), and follow the same accounting policies and methods described in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2008, except as described in note 2. None of the accounting requirements of OSFI is an exception to Canadian GAAP. These Summary Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2008 and the accompanying notes included on pages 51 to 110 of the Company’s 2008 Annual Report.

During the quarter, the Company identified errors originating primarily from periods prior to the merger with John Hancock Financial Services, Inc. in April 2004.  The result of these errors included an understatement of policy liabilities of $182, approximately half of which should have been recorded at the merger date and the remainder should have been recorded subsequently.  In addition, there was a net understatement of future income tax liabilities of $47, which includes amounts relating mostly to periods prior to the merger partially offset by the future taxes related to the amounts described above.   Because these errors are not material to the financial statements for prior years, but correcting them in the current quarter would have materially distorted the current quarter’s results, the Company has corrected the errors by reducing opening retained earnings as at January 1, 2007 by $229.

N O T E 2                                Change in Accounting Policies

Goodwill and intangible assets

Effective January 1, 2009 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 “Goodwill and Intangible Assets”, which replaced both Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs” and nullified the CICA’s Emerging Issue Committee (“EIC”) Abstract No. 27, “Revenues and Expenditures During the Pre-operating Period”.  Section 3064 provides guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including internally generated intangible assets.  Provisions concerning goodwill are unchanged from the previous Section 3062.  As a result of adopting Section 3064 on January 1, 2009, the Company reclassified software assets from miscellaneous assets to intangible assets on its Consolidated Balance Sheets. Intangible software assets at March 31, 2009 were $255 (December 31, 2008 – $249; March 31, 2008 – $221).

Manulife Financial Corporation – 2009 Q1 Report

N O T E 3                                Invested Assets

Carrying values and fair values of invested assets

As at March 31, 2009	Fair value option	Available-for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities (1)	$741	$11,967	$5,354	$18,062	$18,062
Bonds (2)
Canadian government & agency	8,253	2,834	-	11,087	11,087
U.S. government & agency	4,050	2,531	-	6,581	6,581
Other government & agency	5,265	1,011	-	6,276	6,276
Corporate	46,093	5,307	-	51,400	51,400
Mortgage/asset-backed securities	7,961	990	-	8,951	8,951
Stocks (2)	5,552	2,394	-	7,946	7,946
Loans
Mortgages (3)	-	-	31,795	31,795	30,924
Private placements (4)	-	-	26,235	26,235	25,132
Policy loans (5)	-	-	7,746	7,746	7,746
Bank loans (3)	-	-	2,439	2,439	2,449
Real estate (6)	-	-	6,491	6,491	7,682
Other investments (7)	-	-	6,123	6,123	6,694
Total invested assets	$77,915	$27,034	$86,183	$191,132	$190,930

As at December 31, 2008	Fair value option	Available-for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities (1)	$705	$13,928	$2,636	$17,269	$17,269
Bonds (2)
Canadian government & agency	7,875	2,888	-	10,763	10,763
U.S. government & agency	4,626	2,494	-	7,120	7,120
Other government & agency	5,253	1,144	-	6,397	6,397
Corporate	44,989	5,258	-	50,247	50,247
Mortgage/asset-backed securities	7,656	965	-	8,621	8,621
Stocks (2)	5,492	2,748	-	8,240	8,240
Loans
Mortgages (3)	-	-	30,963	30,963	30,703
Private placements (4)	-	-	25,705	25,705	24,270
Policy loans (5)	-	-	7,533	7,533	7,533
Bank loans (3)	-	-	2,384	2,384	2,394
Real estate (6)	-	-	6,345	6,345	8,042
Other investments (7)	-	-	5,914	5,914	6,559
Total invested assets	$76,596	$29,425	$81,480	$187,501	$188,158

(1)	Fair values of short-term securities are determined using appropriate prevailing interest rates and credit spreads.

(2)
Fair values for bonds and stocks are determined with reference to quoted bid prices where available. When such prices are not available, fair values are determined using techniques which include security specific interest rates and discounted cash flows based on observable market data.

(3)
Fair values of fixed-rate mortgages and bank loans are determined by discounting the expected future cash flows at market interest rates for mortgages with similar remaining terms and credit risks. Fair values of variable-rate mortgages and bank loans are assumed to equal their carrying values.

(4)
Fair values of private placements are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated. The assumptions are based primarily on market observable data. Fair values also reflect any applicable provision for credit loan losses.  Leveraged leases are carried at values derived in accordance with leveraged lease accounting.

(5)
Policy loans are carried at amortized cost.  As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values are assumed to equal their fair values.

(6)
Fair values of real estate are determined by external appraisals using a variety of techniques including discounted cash flows, income capitalization approaches and comparable sales analysis. Foreclosed properties of $6 are included in real estate as at March 31, 2009 (December 31, 2008 – $6).

(7)
Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors.  Fair values of these investments are estimated based on the best available information which is generally not market observable. This may include external appraisals as well as various valuation techniques used by external managers.

Manulife Financial Corporation – 2009 Q1 Report

Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes

For the three months ended March 31,	2009	2008
Bonds	$(1,221)	$(296)
Stocks	(321)	(580)
Loans	32	34
Other investments	14	53
Derivatives	(607)	86
Total	$(2,103)	$(703)

N O T E 4                                Derivatives and Hedging Instruments

Hedge accounting results were as follows:

For the three months ended March 31,	2009	2008
Fair value hedges – gain (loss) from ineffective portion	$(15)	$13
Cash flow hedges – gain (loss) from ineffective portion	$2	$-
Net investment hedges for foreign operations – gain (loss) from ineffective portion	$-	$-

Fair value of derivative instruments is summarized by hedging relationships, derivative type and by term to maturity in the following tables:

Fair value
As at	March 31, 2009		December 31, 2008
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Fair value hedges	$29	$482	$21	$637
Cash flow hedges	5	505	5	593
Hedges of net investments in foreign operations	19	171	84	182
Derivatives not designated as hedges	6,537	4,499	7,773	4,977
Total	$6,590	$5,657	$7,883	$6,389

N O T E 5                                 Policy Liabilities

In addition to changes due to policy cash flows, changes to assumptions used in determining policy liabilities will result in a change in policy liabilities.  The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure policy liabilities appropriately reflect emerging experience and changes in risk profile.  The net impact of changes in valuation methods and assumptions was an increase in policy liabilities of $269 for the three months ended March 31, 2009 (2008 – decrease of $2). Net of the impacts on participating surplus and minority interests, this resulted in a decrease in pre-tax shareholders’ income of $271 (2008 – increase of $2). These pre-tax amounts were reported in the Corporate and Other segment.   In addition, there was an adjustment resulting in an increase in policy liabilities of $182 for the long-term care business for model updates relating to business acquired as part of the merger with John Hancock Financial Services, Inc.  This increase has been reflected in the January 1, 2008 balance sheet (see note 1).

Excluding the $182 adjustment, the changes in methods and assumptions for the first quarter of 2009 included a net increase in policy liabilities from a change in modeling methodology for segregated funds and a net increase from refinements in the modeling of liability cash flows across a number of businesses, most

Manulife Financial Corporation – 2009 Q1 Report

significantly in the U.S. long-term care business, partially offset by a net release from refinements to the modeling of future investment returns across a number of businesses.

The decrease in policy liabilities of $2 in the first quarter of 2008 was due primarily to a refinement of modeling methodology related to liability cash flows in the U.S. insurance business. This was partially offset by a net increase in policy liabilities from refinements to the modeling of future investment returns across a number of businesses, primarily in the U.S. long-term care business.

N O T E 6                                 Risk Management

Market price risk

In the latter half of 2008 and the first quarter of 2009, volatility in the global equity markets increased dramatically and market values decreased significantly changing the Company’s exposures arising from variable annuity and segregated fund benefit guarantees. Although these guaranteed benefits cannot be monetized currently and the bulk of these payments would be expected to occur between the next seven to thirty years, the accounting valuation of the guarantees is extremely sensitive to short-term changes in market price levels.

Variable annuity and segregated fund benefit guarantees

As at			March 31, 2009			December 31, 2008
	Fund value (2)	Amount at risk (2)	Expected guarantee cost (3)	Fund value (2)	Amount at risk (2)	Expected guarantee cost (3)
Maturity/income/withdrawal benefits	$66,031	$23,869		$65,457	$20,971
Death benefits (1)	8,366	6,327		8,965	5,838
Total	$74,397	$30,196	$639	$74,422	$26,809	$(135)

(1)	Death benefits include stand-alone guarantees and guarantees in excess of maturity or income guarantees where both are provided on a policy.

(2)
Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured.  This amount is not currently payable.

(3)
The expected guarantee cost is the average, across all investments return scenarios, of the present value of projected future guarantee benefit payments, net of reinsurance and fee income allocated to support the guarantees.

The potential impact on shareholders’ economic value, arising from variable products and mutual funds, as well as institutional asset management operations, of an immediate ten per cent decline in market value of equities was $1,287 at March 31, 2009 (December 31, 2008 – $1,180).

The potential impact on shareholders’ net income arising from variable products and general fund assets supporting policy liabilities, of an immediate ten per cent decline in equity market values was $1,879 at March 31, 2009 (December 31, 2008 – $1,554).

Manulife Financial Corporation – 2009 Q1 Report

Credit risk

Past due or impaired financial assets
The following table summarizes the Company’s financial assets that are considered past due or impaired:

	Past due but not impaired
Carrying value of financial assets as at March 31, 2009	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
Fair value option	$70	$8	$78	$121
Available-for-sale	27	1	28	17
Loans
Private placements	135	2	137	174
Mortgages and bank loans	39	14	53	88
Equities and other investments	-	-	-	726
Other financial assets	2	18	20	1
Total	$273	$43	$316	$1,127

	Past due but not impaired
Carrying value of financial assets as at December 31, 2008	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
Fair value option	$352	$7	$359	$91
Available-for-sale	57	19	76	8
Loans
Private placements	344	81	425	183
Mortgages and bank loans	49	18	67	51
Equities and other investments	-	-	-	603
Other financial assets	-	37	37	-
Total	$802	$162	$964	$936

Impairments

The Company provides for credit risk by establishing allowances against the carrying value of impaired loans, recognizing other than temporary impairments on available-for-sale securities and reclassifying into income the other than temporary impairment portion of unrealized losses on bonds designated as fair value option.  In addition, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of policy liabilities.

For the three months ended March 31,	2009	2008
Bonds
Fair value option	$136	$27
Available-for-sale	42	14
Equities (public and private)	204	25
Loans and other	11	14
Total impairments	$393	$80

Manulife Financial Corporation – 2009 Q1 Report

Allowance for loan losses

			2009			2008
For the three months ended March 31,	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, January 1	$43	$165	$208	$23	$53	$76
Provisions	10	4	14	-	17	17
Recoveries	(2)	(1)	(3)	(3)	-	(3)
Write-offs (1)	(6)	(6)	(12)	-	2	2
Balance, March 31	$45	$162	$207	$20	$72	$92

(1)  Includes disposals and impact of currency translation.

Derivatives

The Company’s exposure to loss on derivatives is limited to the amount of any net gains that may have accrued with a particular counterparty. All contracts are held with counterparties rated A- or higher.  As at March 31, 2009, the percentage of the Company’s derivative exposure which were with counterparties rated AA- or higher amounted to 60% (December 31, 2008 – 62%). The largest single counterparty exposure as at March 31, 2009 was $85 (December 31, 2008 – $100).  The Company’s exposure to credit risk was mitigated by $2,455 fair value of collateral held as security as at March 31, 2009 (December 31, 2008 – $3,521).  In accordance with customary terms of Credit Support Annex agreements, the Company is permitted to sell or repledge collateral held.

The Company enters into master netting arrangements that serve to mitigate its exposure to credit loss.  As at March 31, 2009, the maximum exposure to credit risk related to derivatives after taking into account netting agreements and without taking into account the fair value of any collateral held, was $3,777 (December 31, 2008 – $4,520).  Without master netting agreements, maximum exposure to credit risk would have been $6,590 (December 31, 2008 – $7,883).

N O T E 7                                Share Capital

Preferred shares

On March 4, 2009, MFC issued 18 million Class A Shares, Series 4 (“Series 4 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $450. The Series 4 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 6.6% until June 19, 2014, after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 4.56%.  On June 19, 2014 and on June 19 every five years thereafter, the Series 4 Preferred Shares will be convertible at the option of the holder into Class A Shares, Series 5 (“Series 5 Preferred Shares”).  The Series 5 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 4.56%. Subject to regulatory approval, MFC may redeem the Series 4 Preferred Shares, in whole or in part, at par on June 19, 2014 and on June 19 every five years thereafter.

Common shares

On November 7, 2007, the Toronto Stock Exchange accepted MFC’s filing of a notice of intention to make a normal course issuer bid to repurchase common shares. The bid expired on November 8, 2008. During the three months ended March 31, 2008, MFC purchased and subsequently cancelled five million of its common shares pursuant to this normal course issuer bid at a cost of $180. All transactions under the normal course issuer bid were executed at prevailing market prices in amounts and at times determined by MFC.

Manulife Financial Corporation – 2009 Q1 Report

As at March 31, 2009, there were 37 million outstanding stock options and deferred share units (2008 – 32 million).

Number of Common Shares (in millions)	2009	2008
Balance, January 1	1,610	1,501
Issued on exercise of stock options and deferred share units	1	1
Normal course issuer bids – purchase for cancellation	-	(5)
Balance, March 31	1,611	1,497

N O T E 8                                Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents.  Information about the cost of the Company’s benefit plans, in aggregate, is as follows:

	Pension benefits		Other employee benefits
For the three months ended March 31,	2009	2008	2009	2008
Defined benefit plan expense	$6	$5	$7	$7
Defined contribution plan expense	18	17	-	-
Total	$24	$22	$7	$7

N O T E 9                                Commitments and Contingencies

a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.  The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of operations.

b)	Tax related contingencies

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate.  Although not expected to occur, should the tax attributes of the leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated US$323 as at March 31, 2009.

c)	Accident reinsurance disputes

The Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed substantial portions of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business and believes it has provided adequately for the exposure.

Manulife Financial Corporation – 2009 Q1 Report

d)           Guarantees
Guarantees regarding Manulife Finance (Delaware), L.P.

MFC has guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by Manulife Finance (Delaware), L.P. (“MFLP”), a wholly owned partnership. The Company does not consolidate these debentures; however, the Company does have obligations in the same principal amounts to a subsidiary of MFLP. The senior debentures pay a fixed interest rate of 4.448% per annum, payable semi-annually, until December 15, 2016 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly.  The subordinated debentures pay a fixed interest rate of 5.059% per annum, payable semi-annually, until December 15, 2036 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1%, payable quarterly. MFC’s guarantee of the senior debentures has the effect of making the $550 senior debentures into a senior obligation of the Company. MFC’s guarantee of the $650 subordinated debentures is a subordinated obligation of the Company.

Guarantees regarding The Manufacturers Life Insurance Company

On January 29, 2007, MFC provided a full and unconditional guarantee of The Manufacturers Life Insurance Company (“MLI”) $550 subordinated debentures due February 16, 2016 and a subordinated guarantee of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI.  MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and  ranks equally with all other unsecured subordinated indebtedness of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking as equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

The following tables set forth certain consolidating summary financial information for MFC, MFLP and MLI consolidated:
As at and for the three months ended March 31, 2009	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$18	$14	$6,055	$3,084	$(1,172)	$7,999
Loss attributable to
shareholders	(1,068)	(1)	(864)	(172)	1,037	(1,068)
Invested assets	1	2	118,765	73,277	(913)	191,132
Total other assets	32,465	1,585	12,361	22,940	(46,428)	22,923
Policy liabilities	-	-	84,415	65,754	(7)	150,162
Total other liabilities	5,854	1,401	25,970	18,073	(14,017)	37,281

As at and for the three months ended March 31, 2008	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$22	$29	$5,987	$2,042	$(112)	$7,968
Net income attributable
to shareholders	869	9	758	131	(898)	869
Invested assets	1	-	100,647	65,030	(17)	165,661
Total other assets	26,558	1,365	9,038	11,656	(32,125)	16,492
Policy liabilities	-	-	71,591	56,513	(12)	128,092
Total other liabilities	1,411	1,210	21,689	9,965	(5,134)	29,141

Details of guarantees regarding the Fixed Investment Option of the Deferred Annuity Contracts issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company are outlined in note 11(g).

Manulife Financial Corporation – 2009 Q1 Report

N O T E 10                                Segmented Information

The Company provides a wide range of financial products and services, including individual life and long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan.  The Company also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance specializing in retrocession and offering products in life, property and casualty.

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

Certain allocation methodologies are employed in the preparation of segmented financial information. Investment gains and losses are accumulated in two pools – insurance and wealth management, and then allocated pro-rata to the reporting segments based on their respective policy liabilities.  Investment gains and losses related to product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as investment gains and losses on full pass through products, such as par insurance, are not included in the pools. Indirect expenses are allocated to business segments using allocation formulas. Capital is apportioned to the Company's business segments on a risk-based methodology.  The income statement impact of changes in actuarial methods and assumptions (note 5) is reported in the Corporate and Other segment.

By segment		U.S.		Asia
For the three months ended	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
March 31, 2009	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,535	$-	$1,500	$958	$285	$-	$4,278
Annuities and pensions	-	2,057	612	25	-	-	2,694
Total premium income	$1,535	$2,057	$2,112	$983	$285	$-	$6,972
Investment income (loss)	(396)	394	369	(228)	5	(410)	(266)
Other revenue	169	596	244	202	9	73	1,293
Total revenue	$1,308	$3,047	$2,725	$957	$299	$(337)	$7,999

Interest expense	$10	$11	$83	$17	$-	$97	$218

Income (loss) before income taxes	$(145)	$(1,072)	$(143)	$(239)	$75	$(603)	$(2,127)
Income taxes	53	443	56	381	(16)	139	1,056
Net income (loss)	$(92)	$(629)	$(87)	$142	$59	$(464)	$(1,071)
Net income (loss) attributed to participating policyholders	-	-	1	(4)	-	-	(3)
Net income (loss) attributed to shareholders	$(92)	$(629)	$(88)	$146	$59	$(464)	$(1,068)

Segregated funds deposits	$358	$5,092	$1,552	$1,251	$-	$6	$8,259

Goodwill
Balance, beginning of period	$2,866	$2,156	$2,118	$639	$82	$68	$7,929
Change in foreign exchange rates	56	63	-	(25)	3	29	126
Balance, March 31, 2009	$2,922	$2,219	$2,118	$614	$85	$97	$8,055

As at March 31, 2009
Policy liabilities	$55,157	$38,337	$35,905	$19,012	$1,927	$(176)	$150,162
Total assets	$65,624	$45,416	$57,111	$26,865	$3,100	$15,939	$214,055
Segregated funds net assets held by
policyholders	$10,008	$98,918	$27,879	$23,923	$-	$3,088	$163,816

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

Manulife Financial Corporation – 2009 Q1 Report

By geographic location
For the three months ended			Asia
March 31, 2009	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,664	$1,515	$960	$139	$4,278
Annuities and pensions	2,057	612	25	-	2,694
Total premium income	$3,721	$2,127	$985	$139	$6,972
Investment income (loss)	(181)	139	(228)	4	(266)
Other revenue	829	251	207	6	1,293
Total revenue	$4,369	$2,517	$964	$149	$7,999

By segment		U.S.		Asia
For the three months ended	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
March 31, 2008	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,263	$-	$1,432	$725	$259	$-	$3,679
Annuities and pensions	-	1,110	179	32	-	-	1,321
Total premium income	$1,263	$1,110	$1,611	$757	$259	$-	$5,000
Investment income (loss)	715	296	629	(140)	43	82	1,625
Other revenue	149	631	286	208	4	65	1,343
Total revenue	$2,127	$2,037	$2,526	$825	$306	$147	$7,968

Interest expense	$9	$69	$111	$14	$1	$101	$305

Income (loss) before income taxes	$321	$189	$335	$240	$95	$(29)	$1,151
Income taxes	(112)	(40)	(82)	(61)	(22)	27	(290)
Net income	$209	$149	$253	$179	$73	$(2)	$861
Loss attributed to participating policyholders	-	-	(1)	(7)	-	-	(8)
Net income (loss) attributed to shareholders	$209	$149	$254	$186	$73	$(2)	$869

Segregated funds deposits	$291	$5,510	$1,587	$1,684	$-	$125	$9,197

Goodwill
Balance, beginning of period	$2,291	$1,740	$2,115	$445	$66	$64	$6,721
Change in foreign exchange rates	93	70	-	57	2	3	225
Balance, March 31, 2008	$2,384	$1,810	$2,115	$502	$68	$67	$6,946

As at March 31, 2008
Policy liabilities	$43,647	$30,873	$36,718	$14,992	$1,645	$217	$128,092
Total assets	$51,521	$38,288	$54,934	$18,487	$2,745	$16,178	$182,153
Segregated funds net assets
held by policyholders	$11,051	$107,643	$31,123	$22,105	$-	$2,711	$174,633

By geographic location
For the three months ended			Asia
March 31, 2008	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,371	$1,443	$726	$139	$3,679
Annuities and pensions	1,110	179	32	-	1,321
Total premium income	$2,481	$1,622	$758	$139	$5,000
Investment income	1,001	753	(140)	11	1,625
Other revenue	834	293	214	2	1,343
Total revenue	$4,316	$2,668	$832	$152	$7,968

Manulife Financial Corporation – 2009 Q1 Report

N O T E 11	Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). As required by applicable United States federal securities laws, material differences between Canadian and U.S. GAAP are quantified below:

a)	Condensed Consolidated Balance Sheets

As at	March 31, 2009		December 31, 2008		March 31, 2008
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Assets
Cash and short-term securities	$18,126	$18,062	$17,359	$17,269	$11,636	$11,512
Securities
Bonds and other fixed maturity
investments	113,323	84,295	112,332	83,148	101,111	75,213
Stocks	15,950	7,946	16,532	8,240	18,615	11,236
Loans
Mortgages	32,137	31,795	31,317	30,963	27,363	27,165
Private placements and other fixed
maturity investments	2,801	26,235	2,501	25,705	2,190	22,123
Policy loans	7,746	7,746	7,533	7,533	6,129	6,129
Bank loans	2,439	2,439	2,384	2,384	2,238	2,238
Real estate	4,449	6,491	4,392	6,345	3,675	5,248
Other investments	6,055	6,123	5,915	5,914	4,969	4,797
Total invested assets	$203,026	$191,132	$200,265	$187,501	$177,926	$165,661
Other assets
Accrued investment income	$1,800	$1,792	$1,766	$1,760	$1,517	$1,509
Outstanding premiums	751	751	799	799	686	686
Deferred acquisition costs	21,864	-	21,373	-	14,613	-
Reinsurance deposits and amounts
recoverable	5,500	-	5,192	-	4,724	-
Goodwill	6,928	8,055	6,834	7,929	6,027	6,946
Intangible assets	2,160	2,160	2,115	2,115	1,841	1,841
Derivatives	6,661	6,590	7,888	7,883	2,809	2,809
Value of business acquired	4,113	-	4,239	-	3,427	-
Miscellaneous	5,720	3,575	5,528	3,038	4,151	2,701
Total other assets	$55,497	$22,923	$55,734	$23,524	$39,795	$16,492
	$258,523	$214,055	$255,999	$211,025	$217,721	$182,153
Segregated funds net assets (1)	148,642	-	148,492	-	160,979	-
Total assets	$407,165	$214,055	$404,491	$211,025	$378,700	$182,153
Segregated funds net assets (1)	$-	$164,464	$-	$165,380	$-	$175,248

(1)  U.S. GAAP terminology is separate accounts.

Manulife Financial Corporation – 2009 Q1 Report

Condensed Consolidated Balance Sheets (continued)

As at	March 31, 2009		December 31, 2008		March 31, 2008
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Liabilities and equity
Policy liabilities	$187,831	$150,162	$183,936	$146,241	$158,627	$128,092
Deferred realized net gains	-	120	-	127	-	112
Bank deposits	13,481	13,481	12,210	12,210	10,578	10,578
Consumer notes	1,738	1,642	1,959	1,876	2,048	2,038
Long-term debt	3,626	3,602	3,721	3,689	1,840	1,836
Future income tax liability(2)	442	1,413	797	2,016	2,118	2,630
Derivatives	5,661	5,657	6,352	6,389	2,692	2,671
Other liabilities	16,741	7,461	18,162	7,360	10,596	6,085
	$229,520	$183,538	$227,137	$179,908	$188,499	$154,042
Liabilities for preferred shares and
capital instruments	3,690	3,683	3,681	3,674	3,033	3,029
Segregated funds net liabilities (1)	148,642	-	148,492	-	160,979	-
Common shares, preferred shares,
retained earnings and contributed
surplus	28,888	28,833	28,418	29,867	28,946	29,359
Accumulated other comprehensive
income (loss)
on available-for-sale securities & other	(3,308)	(634)	(2,652)	(529)	1,643	893
on cash flow hedges	1,331	(282)	1,556	(317)	495	(86)
on translation of net foreign
operations	(2,019)	(1,305)	(2,557)	(1,795)	(5,226)	(5,246)
Non-controlling interest in subsidiaries	421	222	416	217	331	162
Total liabilities and equity	$407,165	$214,055	$404,491	$211,025	$378,700	$182,153
Segregated funds net liabilities (1)	$-	$164,464	$-	$165,380	$-	$175,248

(1)      U.S. GAAP terminology is separate accounts.
(2)      U.S. GAAP terminology is deferred income taxes.

Manulife Financial Corporation – 2009 Q1 Report

b)      Condensed Consolidated Statements of Operations

For the three months ended March 31,		2009		2008
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP
Revenue
Premium income	$3,879	$6,972	$3,150	$5,000
Net investment income (investment income)	382	(266)	1,003	1,625
Fee income and other revenue	1,799	1,293	1,730	1,343
Total revenue	$6,060	$7,999	$5,883	$7,968
Policy benefits and expenses
Policyholder benefits	$3,533	$7,693	$3,560	$4,316
Commissions, investment and general expenses	1,189	2,134	1,136	2,126
Amortization of deferred acquisition costs and value
of business acquired	911	-	123	-
Other	306	299	362	375
Total policy benefits and expenses	$5,939	$10,126	$5,181	$6,817
Income (loss) before income taxes	$121	$(2,127)	$702	$1,151
Income taxes	310	1,056	(102)	(290)
Net income (loss)	$431	$(1,071)	$600	$861
Attributable to:
Non-controlling interest	$4	$8	$6	$2
Participating policyholders	(157)	(3)	131	(8)
Shareholders	584	(1,076)	463	867
	$431	$(1,071)	$600	$861

Weighted average number of common shares outstanding	1,610	1,610	1,498	1,498
(in millions):
Weighted average number of diluted common shares outstanding	1,613	1,610	1,509	1,509
(in millions):
Basic earnings (loss) per common share	$0.27	$(0.67)	$0.40	$0.57
Diluted earnings (loss) per common share	$0.27	$(0.67)	$0.40	$0.57
Dividends per common share	$0.26	$0.26	$0.24	$0.24

Manulife Financial Corporation – 2009 Q1 Report

c)   Reconciliation of Canadian GAAP to U.S. GAAP Net income

For the three months ended March 31,	2009	2008
Net (loss) income determined in accordance with Canadian GAAP	$(1,071)	$861
Net investment income
Bonds excluding other than temporary impairments	1,457	631
Interest rate related other than temporary impairments	(635)	(394)
Stocks	32	516
Cash flow hedges	431	11
Real estate	(67)	(77)
Other	30	15
	1,248	702
Deferred acquisition costs, differences	82	852
Value of business acquired, differences	(130)	(56)
Consumer notes fair value adjustment	(11)	38
Policy liabilities	1,014	(1,965)
Commissions, investment and general expenses	(10)	(22)
Income taxes on above items	(691)	190
Net income determined in accordance with U.S. GAAP	$431	$600

d) Other comprehensive income reconciliation

For the three months ended March 31,	2009	2008
Comprehensive income (loss) in accordance with Canadian GAAP	$(651)	$1,335
Difference in Canadian GAAP to U.S. GAAP net income (loss)	1,502	(261)
Difference in Canadian GAAP to U.S. GAAP other comprehensive income (loss):
Changes in unrealized gains on available-for-sale financial securities, net of income
income tax benefit of $58 (2008 – $169)	(574)	(543)
Adjustments to net unrealized gains/(losses):
Actuarial liabilities, net of income tax expense of $4 (2008 – $42)	12	245
Deferred acquisition costs, net of income tax expense of $24 (2008 – $1)	104	13
Deferred revenue, net of income tax benefit of $11 (2008 – $1)	(21)	(3)
Value of business acquired, net of income tax benefit of $26 (2008 – tax expense of $11)	(55)	22
Changes in gains on derivative investments designated as cash flow hedges,
net of income tax benefit of $162 (2008 – tax expense of $96)	(277)	165
Additional pension obligation, net of income tax of nil (2008 – tax benefit of $6)	-	(14)
Changes in unrealized currency translation gains (losses) of self-sustaining
operations, net of income tax benefit/expense of nil	48	(320)
Total difference in other comprehensive income (loss)	$(763)	$(435)
Comprehensive income in accordance with U.S. GAAP	$88	$639

Manulife Financial Corporation – 2009 Q1 Report

e)	Recent U.S. GAAP Accounting Policy Changes

Non-controlling interests in Consolidated Financial Statements

Effective January 1, 2009 the Company adopted the FASB’s Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51  (“SFAS 160”).  SFAS 160 establishes guidance for non-controlling interests in a subsidiary and for deconsolidation of a subsidiary. SFAS 160 requires that non-controlling interest in subsidiaries be included in a separate component of shareholder equity on the Consolidated Balance Sheet, that net income attributable to both the Company’s interest and the non-controlling interests be presented separately on the Consolidated Statement of Operations, and that any changes in the Company’s ownership of a subsidiary which does not result in deconsolidation be accounted for as transactions in the Company’s own stock.  Deconsolidation will typically result in the recognition of a gain or loss, with any retained non-controlling interest measured initially at fair value.  SFAS 160 was applied prospectively, except for the presentation and disclosure requirements which were applied retrospectively. The adoption of SFS 160 had no measurement impact on the Company’s financial statements. The additional disclosure requirements of non-controlling interests under SFAS 160 are presented in notes 11 a, b and g.

Business Combinations

Effective January 1, 2009, the Company adopted FASB’s Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“SFAS 141(R)") which replaces SFAS No.141, Business Combinations. SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Some of the more significant requirements under SFAS 141(R) include the following:

▪	the acquisition date is defined as the date that the acquirer achieves control over the acquiree,
▪	any consideration transferred will be measured at fair value as of acquisition date,
▪	identifiable assets acquired, and liabilities assumed and any non-controlling interest in the acquiree will be recorded at their acquisition date fair value, with certain exceptions.

SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, except for accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would be subject to SFAS 141(R).  Adoption of SFAS 141(R) had no impact on the Company’s financial statements.

f)	Future U.S. GAAP Accounting Policy Changes

Transition to International Financial Reporting Standards

On December 21, 2007, the United States Securities and Exchange Commission approved rule amendments that will allow the Company, subject to certain conditions, upon adoption of IFRS on January 1, 2011, to eliminate the reconciliation of IFRS to U.S. GAAP in the notes to the consolidated financial statements. Accordingly, for fiscal periods beginning January 1, 2011, the Company no longer expects to include a reconciliation of IFRS to U.S. GAAP in its consolidated financial statements.

Fair Value Measurements

On April 9, 2009, the FASB issued FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”). FSP 157-4 carries forward and elaborates on concepts found in FASB’s Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”).  The fair value of an asset or liability under FAS 157 is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions.  The FSP provides indicators of when a transaction is disorderly and provides guidance on how to determine the fair value of a financial instrument if such conditions exist.  The FSP 157-4 will be effective on April 1, 2009, and revisions to fair values of the Company’s assets or liabilities, if any, resulting from adoption will be accounted for as a change in estimate.  The Company is currently assessing the impact of adopting FSP 157-4 and does not anticipate a material impact to its financial statements.

Manulife Financial Corporation – 2009 Q1 Report

Other than Temporary Impairments

On April 9, 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP 115-2”). Additionally, on April 13, 2009, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 111 (“SAB 111”). Collectively, FSP 115-2 and SAB 111 remove the concept of ‘intent and ability to hold until recovery of value’ associated with “other than temporary impairments” (“OTTI”) of a debt security whose fair value is less than its cost.  Under FSP 115-2, an impairment loss is recorded in earnings on a held-to-maturity or available-for-sale debt security only when management does not expect to recover the amortized cost of the security.

FSP 115-2 will be effective on April 1, 2009, for new and existing investments held by the Company. Adoption will require reassessment of the OTTI status of debt securities which have previously been impaired under the prior guidance.   The Company will recognize the cumulative effect of initially applying FSP 115-2 as an adjustment to the opening balance of retained earnings as of April 1, 2009, with a corresponding adjustment to accumulated other comprehensive income for available-for-sale debt securities and other actuarial related balances included in other comprehensive income, and related impact on deferred acquisition costs. The Company is currently evaluating the impact of adopting these new guidelines, and anticipates that adoption may result in a material change to its U.S.GAAP financial statements.

g)
Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts Issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, has been included in these consolidated financial statements in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”) and in accordance with National Instrument 51-102 – Continuous Disclosure Obligations of Canadian provincial securities laws.  MFC has guaranteed certain securities issued and to be issued by John Hancock Variable Life Insurance Company and John Hancock Life Insurance Company (“the subsidiaries”).   These financial statements are (i) incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities issued and to be issued by its subsidiaries and (ii) with respect to John Hancock Financial Services, Inc., are provided in reliance on an exemption from continuous disclosure obligations pursuant to Canadian provincial securities law requirements.

Manulife Financial Corporation – 2009 Q1 Report

Condensed Consolidating Balance Sheets

As at March 31, 2009	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$1	$201	$59,085	$7,914	$136,718	$(893)	$203,026
Investments in unconsolidated
subsidiaries	30,038	10,752	4,318	252	3,253	(48,613)	-
Other assets	725	439	21,048	4,264	51,197	(22,176)	55,497
Separate account assets	-	-	10,123	6,167	132,352	-	148,642
Total assets	$30,764	$11,392	$94,574	$18,597	$323,520	$(71,682)	$407,165

Liabilities and equity
Policy liabilities	$-	$-	$62,351	$8,315	$123,243	$(6,078)	$187,831
Consumer notes	-	-	1,738	-	-	-	1,738
Other liabilities	2,323	1,997	9,903	1,521	32,593	(12,012)	36,325
Long-term debt	3,205	406	-	-	595	(580)	3,626
Liabilities for preferred shares and capital
instruments	344	-	599	-	5,149	(2,402)	3,690
Separate account liabilities	-	-	10,123	6,167	132,352	-	148,642
Shareholders' equity	24,892	8,989	9,860	2,594	29,088	(50,531)	24,892
Non-controlling interest in
subsidiaries	-	-	-	-	500	(79)	421
Total liabilities and equity	$30,764	$11,392	$94,574	$18,597	$323,520	$(71,682)	$407,165

As at March 31, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$-	$144	$54,958	$6,923	$115,977	$(76)	$177,926
Investments in unconsolidated
subsidiaries	26,451	11,680	3,283	147	2,090	(43,651)	-
Other assets	834	364	14,631	3,129	33,270	(12,433)	39,795
Separate account assets	-	-	10,880	7,498	142,601	-	160,979
Total assets	$27,285	$12,188	$83,752	$17,697	$293,938	$(56,160)	$378,700

Liabilities and equity
Policy liabilities	$-	$-	$52,388	$6,906	$103,580	$(4,247)	$158,627
Consumer notes	-	-	2,048	-	-	-	2,048
Other liabilities	733	366	7,042	1,101	22,220	(5,478)	25,984
Long-term debt	350	1,231	-	-	1,940	(1,681)	1,840
Liabilities for preferred shares and capital
instruments	344	-	489	-	2,200	-	3,033
Separate account liabilities	-	-	10,880	7,498	142,601	-	160,979
Shareholders' equity	25,858	10,591	10,905	2,192	20,987	(44,675)	25,858
Non-controlling interest in
subsidiaries	-	-	-	-	410	(79)	331
Total liabilities and equity	$27,285	$12,188	$83,752	$17,697	$293,938	$(56,160)	$378,700

Manulife Financial Corporation – 2009 Q1 Report

Condensed Consolidating Statements of Operations

For the three months ended March 31, 2009	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$834	$19	$3,026	$-	$3,879
Net investment income (loss)	18	17	680	100	(452)	19	382
Fee income and other revenue	18	(1)	85	93	1,634	(30)	1,799
Total revenue	$36	$16	$1,599	$212	$4,208	$(11)	$6,060

Policy benefits and expenses
Policyholder benefits	$-	$-	$1,209	$114	$2,210	$-	$3,533
Commissions, investment and general expenses	6	2	226	14	956	(15)	1,189
Amortization of deferred acquisition costs and value
of business acquired	-	-	47	53	813	(2)	911
Other	58	15	70	10	147	6	306
Total policy benefits and expenses	$64	$17	$1,552	$191	$4,126	$(11)	$5,939
Income (loss) before income taxes	$(28)	$(1)	$47	$21	$82	$-	$121
Income tax (expense) recovery	10	-	(130)	(38)	468	-	310
Income (loss) after income taxes	$(18)	$(1)	$(83)	$(17)	$550	$-	$431
Equity in net income (loss) of unconsolidated
subsidiaries	449	(97)	(25)	2	(47)	(282)	-
Net income (loss)	$431	$(98)	$(108)	$(15)	$503	$(282)	$431
Attributable to:
Non-controlling interest	$-	$-	$-	$-	$6	$(2)	$4
Participating policyholders	-	-	(24)	(1)	(132)	-	(157)
Shareholders	431	(98)	(84)	(14)	629	(280)	584
	$431	$(98)	$(108)	$(15)	$503	$(282)	$431

For the three months ended March 31, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$570	$16	$2,564	$-	$3,150
Net investment income	1	11	605	73	323	(10)	1,003
Fee income and other revenue	22	14	87	61	1,668	(122)	1,730
Total revenue	$23	$25	$1,262	$150	$4,555	$(132)	$5,883

Policy benefits and expenses
Policyholder benefits	$-	$-	$996	$86	$2,481	$(3)	$3,560
Commissions, investment and general expenses	7	-	134	6	1,089	(100)	1,136
Amortization of deferred acquisition costs and value
of business acquired	-	-	38	15	70	-	123
Other	29	13	78	7	264	(29)	362
Total policy benefits and expenses	$36	$13	$1,246	$114	$3,904	$(132)	$5,181
Income (loss) before income taxes	$(13)	$12	$16	$36	$651	$-	$702
Income tax (expense) recovery	4	(4)	5	(11)	(96)	-	(102)
Income (loss) after income taxes	$(9)	$8	$21	$25	$555	$-	$600
Equity in net income (loss) of unconsolidated
subsidiaries	609	59	31	(1)	-	(698)	-
Net income	$600	$67	$52	$24	$555	$(698)	$600
Attributable to:
Non-controlling interest	$-	$-	$-	$-	$6	$-	$6
Participating policyholders	-	-	22	(1)	110	-	131
Shareholders	600	67	30	25	439	(698)	463
	$600	$67	$52	$24	$555	$(698)	$600

Manulife Financial Corporation – 2009 Q1 Report

Condensed Consolidating Statements of Cash Flows

For the three months ended March 31, 2009	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income (loss)	$431	$(98)	$(108)	$(15)	$503	$(282)	$431
Adjustments for non-cash items in net income:
Equity in net (income) loss of unconsolidated
subsidiaries	(449)	97	25	(2)	47	282	-
Increase in actuarial liabilities and policy
related items	-	-	838	1	690	-	1,529
Net realized investment
gains and other investment items	(17)	(17)	126	(7)	1,801	-	1,886
Capitalized amounts net of amortization of deferred
acquisition costs and value of business
acquired	-	-	(42)	41	50	-	49
Amortization of premium/discount	-	-	(19)	2	(19)	-	(36)
Other amortization	-	-	18	2	80	-	100
Future income tax expense (recovery)	4	-	153	31	(507)	-	(319)
Stock option expense	-	-	1	-	5	-	6
Non-controlling interest in subsidiaries	-	-	-	-	4	-	4
Net income (loss) adjusted for non-cash items	$(31)	$(18)	$992	$53	$2,654	$-	$3,650
Change in other operating
assets and liabilities	(26)	77	186	(6)	(633)	-	(402)
Cash provided by (used in)
operating activities	$(57)	$59	$1,178	$47	$2,021	$-	$3,248

Investing activities
Purchase and mortgage advances	$-	$-	$(1,637)	$(127)	$(7,798)	$-	$(9,562)
Disposals and repayments	-	-	1,895	171	5,405	-	7,471
Changes in investment broker net receivables and
payables	-	-	901	1	276	-	1,178
Cash (used in) provided by
investing activities	$-	$-	$1,159	$45	$(2,117)	$-	$(913)

Manulife Financial Corporation – 2009 Q1 Report

Condensed Consolidating Statements of Cash Flows (continued)

For the three months ended March 31, 2009	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in repurchase agreements and
securities sold but not yet purchased	$-	$-	$-	$-	$(1,081)	$-	$(1,081)
Repayment of long-term debt	(95)	-	-	-	-	-	(95)
Net redemptions of structured products	-	-	(1,253)	4	(556)	-	(1,805)
Bank deposits, net	-	-	-	-	1,260	-	1,260
Consumer notes matured	-	-	(296)	-	-	-	(296)
Shareholder dividends	(426)	-	-	-	-	-	(426)
Notes payable to subsidiary	520	-	-	-	-	(520)	-
Notes receivable from subsidiary	(108)	-	-	-	-	108	-
Notes payable to parent	-	-	-	-	108	(108)	-
Notes receivable from parent	-	-	-	-	(520)	520	-
Notes payable to affiliates	660	(95)	-	-	(15)	(550)	-
Notes receivable from affiliates	-	(20)	(624)	-	94	550	-
Funds repaid, net	-	-	-	-	(50)	-	(50)
Common shares issued on exercise of stock options
and related taxes, net	17	-	(2)	-	-	-	15
Preferred shares issued, net	442	-	-	-	-	-	442
Common shares issued, net	(347)	-	-	-	347	-	-
Capital contribution by parent	(628)	-	-	-	628	-	-
Cash (used in) provided by
financing activities	$35	$(115)	$(2,175)	$4	$215	$-	$(2,036)
Cash and short-term securities
Increase (decrease) during the period	$(22)	$(56)	$162	$96	$119	$-	$299
Currency impact on cash and
short-term securities	-	6	62	12	184	-	264
Balance, January 1	23	243	2,234	434	13,946	-	16,880
Balance, March 31	$1	$193	$2,458	$542	$14,249	$-	$17,443

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$23	$243	$2,396	$447	$14,250	$-	$17,359
Net payments in transit, included in
other liabilities	-	-	(162)	(13)	(304)	-	(479)
Net cash and short-term
securities, January 1	$23	$243	$2,234	$434	$13,946	$-	$16,880

End of period
Gross cash and short-term securities	$1	$193	$2,642	$561	$14,729	$-	$18,126
Net payments in transit,
included in other liabilities	-	-	(184)	(19)	(480)	-	(683)
Net cash and short-term
securities, March 31	$1	$193	$2,458	$542	$14,249	$-	$17,443

Manulife Financial Corporation – 2009 Q1 Report

Condensed Consolidating Statements of Cash Flows

For the three months ended March 31, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income	$600	$67	$52	$24	$555	$(698)	$600
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(609)	(59)	(31)	1	-	698	-
Increase in actuarial liabilities and policy
related items	-	-	655	23	939	-	1,617
Net realized investment gains and other
investment items	-	-	141	12	1,018	-	1,171
Capitalized amounts net of amortization of deferred
acquisition costs and
value of business acquired	-	-	(10)	(6)	(780)	-	(796)
Amortization of premium/discount	-	-	65	5	2		72
Other amortization	-	(2)	14	2	71	-	85
Future income tax expense (recovery)	(8)	4	12	(5)	(43)	-	(40)
Stock-based compensation	-	-	1	-	9	-	10
Non-controlling interest in subsidiaries	-	-	-	-	6	-	6
Net income (loss) adjusted for non-cash items	$(17)	$10	$899	$56	$1,777	$-	$2,725
Change in other operating
assets and liabilities	(57)	21	(262)	82	(752)	-	(968)
Cash provided by (used in)
operating activities	$(74)	$31	$637	$138	$1,025	$-	$1,757

Investing activities
Purchase and mortgage advances	$-	$-	$(2,113)	$(95)	$(8,960)	$-	$(11,168)
Disposals and repayments	-	-	2,449	172	6,894	-	9,515
Changes in investment broker net receivables
and payables	-	-	33	9	74	-	116
Cash provided by (used in)
investing activities	$-	$-	$369	$86	$(1,992)	$-	$(1,537)

Manulife Financial Corporation – 2009 Q1 Report

Condensed Consolidating Statements of Cash Flows (continued)

C	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Increase in securities sold but not
yet purchased	$ -	$ -	$ -	$ -	$ (50)	$ -	$ (50)
Dividends paid to parent	1,245	(1,245)	-	-	-	-	-
Repayment of long-term debt	-	-	-	-	(3)	-	(3)
Net redemptions of structured products	-	-	(1,134)	26	(319)	-	(1,427)
Bank deposits, net	-	-	-	-	555	-	555
Consumer notes matured	-	-	(198)	-	-	-	(198)
Shareholder dividends	(366)	-	-	-	-	-	(366)
Notes payable to subsidiary	(248)	-	-	-	-	248	-
Notes receivable from subsidiary	(380)	-	-	-	-	380	-
Notes payable to parent	-	-	-	-	380	(380)	-
Notes receivable from parent	-	-	-	-	248	(248)	-
Notes payable to affiliate	-	-	-	-	(744)	744	-
Notes receivable from affiliate	-	747	2	-	(5)	(744)	-
Funds repaid, net	-	-	-	-	(15)	-	(15)
Purchase and cancellation of common shares	(180)	-	-	-	-	-	(180)
Common shares issued on exercise of
stock options and related taxes, net	14	-	1	-	-	-	15
Preferred shares (redeemed) issued by a
subsidiary	(10)	-	-	-	10	-	-
Cash (used in) provided by
financing activities	$ 75	$ (498)	$ (1,329)	$ 26	$ 57	$ -	$ (1,669)
Cash and short-term securities
Increase (decrease) during the period	$ 1	$ (467)	$ (323)	$ 250	$ (910)	$ -	(1,449)
Currency impact on cash and short-term
securities	-	22	110	4	271	-	407
Balance, January 1	-	585	2,809	80	8,513	-	11,987
Balance, March 31	$ 1	$ 140	$ 2,596	$ 334	$ 7,874	$ -	$ 10,945

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$ -	$ 585	$ 2,950	$ 112	$ 8,828	$ -	$ 12,475
Net payments in transit, included in
other liabilities	-	-	(141)	(32)	(315)	-	(488)
Net cash and short-term securities,
January 1	$ -	$ 585	$ 2,809	$ 80	$ 8,513	$ -	$ 11,987

End of period
Gross cash and short-term securities	$ 1	$ 140	$ 2,728	$ 356	$ 8,411	$ -	$ 11,636
Net payments in transit, included in
other liabilities	-	-	(132)	(22)	(537)	-	(691)
Net cash and short-term securities,
March 31	$ 1	$ 140	$ 2,596	$ 334	$ 7,874	$ -	$ 10,945

Manulife Financial Corporation – 2009 Q1 Report

N O T E 12                                Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

N O T E 13                                Subsequent Event

On April 8, 2009, MFC issued $600 in 7.768% medium term notes which mature April 8, 2019 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 125 basis points, in each case together with accrued and unpaid interest.

Manulife Financial Corporation – 2009 Q1 Report

STATISTICAL SUMMARY

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2009	2008
	Q1	Q4	Q3	Q2	Q1
Net income (loss)	$(1,071)	$(1,869)	$507	$998	$861
Income (loss) attributed to participating policyholders	(3)	1	(3)	(10)	(8)
Net income (loss) attributed to shareholders	$(1,068)	$(1,870)	$510	$1,008	$869
Preferred share dividends	(7)	(8)	(7)	(8)	(7)
Net income (loss) available to common shareholders	$(1,075)	$(1,878)	$503	$1,000	$862

Premiums and deposits
Life and health insurance premiums	$4,278	$4,460	$4,017	$3,865	$3,679
Annuity and pension premiums	2,694	2,562	1,841	1,507	1,321
Segregated fund deposits	8,259	8,847	7,689	8,472	9,197
Mutual fund deposits	2,096	1,824	2,173	2,664	2,812
Institutional advisory account deposits	1,181	1,025	1,646	1,431	1,696
ASO premium equivalents	669	633	601	621	633
Other fund deposits	124	142	123	133	136
Total premiums and deposits	$19,301	$19,493	$18,090	$18,693	$19,474

Funds under management
General fund	$191,132	$187,501	$165,163	$164,445	$165,661
Segregated funds	163,816	164,755	165,488	175,746	174,633
Institutional advisory accounts	20,798	20,633	20,304	21,288	20,848
Mutual funds	24,001	25,629	28,213	32,094	32,146
Other funds	5,597	5,937	6,112	6,725	6,846
Total funds under management	$405,344	$404,455	$385,280	$400,298	$400,134

Capital
Liabilities for preferred shares and qualifying capital instruments	$3,139	$3,122	$3,043	$3,024	$3,029
Non-controlling interest in subsidiaries	222	217	167	167	162
Equity
Participating policyholders' equity	59	62	61	64	74
Shareholders' equity
Preferred shares	1,080	638	638	638	638
Common shares	16,177	16,157	13,943	13,958	13,972
Contributed surplus	161	160	156	152	148
Retained earnings (1)	11,356	12,850	15,116	15,083	14,527
Accumulated other comprehensive loss on AFS securities and translation of net foreign operations	(1,939)	(2,324)	(4,868)	(5,025)	(4,353)
Total capital	$30,255	$30,882	$28,256	$28,061	$28,197

Selected key performance measures
Basic earnings (loss) per common share	$(0.67)	$(1.24)	$0.34	$0.67	$0.57
Diluted earnings (loss) per common share	$(0.67)	$(1.24)	$0.33	$0.66	$0.57
Return on common shareholders' equity (annualized) (2)	(16.2)%	(28.6)%	8.2%	17.0%	15.1%
Book value per common share	$15.81	$16.48	$16.26	$16.14	$16.17
Market value to book value ratio	0.90	1.26	2.35	2.21	2.43
Market capitalization ($ billions)	22.9	33.5	57.1	53.3	58.8
Common shares outstanding (in millions)
End of period	1,611	1,610	1,492	1,495	1,497
Weighted average - basic	1,610	1,519	1,492	1,497	1,498
Weighted average - diluted	1,610	1,519	1,503	1,508	1,509

(1) Opening retained earnings at January 1, 2008 have been reduced by $229 relating to an understatement of policy liabilities and an understatement of future income tax liabilities relating primarily to periods prior to the merger with John Hancock Financial Services, Inc. in April 2004.

(2) Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders'
equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

Manulife Financial Corporation – 2009 Q1 Report

SHAREHOLDER INFORMATION

Manulife Financial Corporation

Corporate Headquarters
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel:  (416) 926 - 3000
Web site: www.manulife.com

Investor Relations
Institutional investors, brokers, security analysts and other investors requiring financial information may contact our Investor Relations Department or access our website at www.manulife.com
Tel:  1-800-795-9767
Fax: (416) 926-3503
e-mail:  investor_relations@manulife.com

Shareholder Services
For information or assistance regarding your shareholdings, including changes of address, changes in registration, direct deposit dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically, please contact our Transfer Agents.

Transfer Agent and Register

Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically.

Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416-643-6268
Toll Free: 1-800-783-9495
Fax:    1-877-713-9291
e-mail:  inquiries@cibcmellon.com

CIBC Mellon offices are also available in Montreal, Halifax, Vancouver and Calgary.

Transfer Agent in the United States
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA  15252-8015 U.S.A.
Tel:  1-800-249-7702
e-mail: shrrelations@bnymellon.com

Transfer Agent in Hong Kong
Computershare Hong Kong
Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel:  852-2862–8628

Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking
Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel:  (632) 683-2685

Auditors

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
www.manulife.com

The following Manulife Financial documents are available online at www.manulife.com

·	Annual Report and Proxy Circular

·	Notice of Annual Meeting

·	Shareholders Reports

·	Public Accountability Statement

·	Corporate Governance material

Manulife Financial Corporation – 2009 Q1 Report

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at March 31, 2009, Manulife Financial had total capital of Cdn$30.3 billion, including Cdn$25.5 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

A.M. Best	A++ (1st of 15 categories)
Dominion Bond Rating Service	IC-1 (1st of 5 categories)
Fitch Ratings	AA (2nd of 9 categories)
Moody’s	Aa3 (2nd of 9 categories)
Standard & Poor’s	AA+ (2nd of 8 categories)

Common Stock Trading Data

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.

As at March 31, 2009, there were 1,611 million common shares outstanding.

January 1 – March 31, 2009	Toronto Canadian $	New York United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$ 24.57	$ 20.79	$ 158.0	P 850
Low	$ 9.02	$ 6.94	$ 55.3	P 400
Close	$ 14.20	$ 11.20	$ 86.3	P 550
Average Daily Volume (000)	8,843	4,181	464	0.1

Manulife Financial Corporation – 2009 Q1 Report

Consent to receive documents electronically

Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:
•	Annual Report and Proxy Circular
•	Notice of Annual Meeting
•	Shareholder Reports
•	Public Accountability Statement
•	Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

To view, download and/or save the materials you will require access to an Internet service provider and a personal computer with Adobe Acrobat Reader™ and either Netscape Navigator™ or Microsoft Internet Explorer™ installed.

……………………………………………………….…..… Detach Here .………………………………………………………………….....

To receive documents electronically when they are available through Manulife Financial’s electronic delivery service, complete this form and return it as indicated.

I have read and understand the statement on the reverse and consent to receive electronically the Manulife Financial documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife Financial’s Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

Please note: We will contact you by phone only if there is a problem with your email address.
The information provided is confidential and will not be used for any purpose other than that described.

Please Print:

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Shareholder Name

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Contact Phone Number

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Shareholder Signature

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Date

Manulife Financial Corporation – 2009 Q1 Report